UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 9, 2019

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

Unit 3.02, 411-413 Oxford Street

London W1C 2PE

United Kingdom

+44-751-360-5012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Confirms Date of Full Year Results Announcement and Earnings Conference Call

LONDON, July 9, 2019 - VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), an international solar and critical power services company, is pleased to confirm that its full year results for the year ended March 31, 2019, will be announced on Friday July 12, 2019 at 9:00 EDT.

The Company also confirmed that Kevin Chin, Chairman, and Art Russell, Interim Chief Executive Officer, will hold an earnings conference call on Monday July 15, 2019 at 17:00 EDT. Art Russell commented: “We look forward to the opportunity to speak with shareholders about our results and the Company’s plans for the coming year.”

The dial-in phone numbers for the live audio call are:

United Kingdom:	+44 (0) 2071 928000

United States:	+1 631-510-7495

Australia:	+61 (0) 2 8607 8541

Conference Code:	8279337

A live webcast of the conference call will be available at https://edge.media-server.com/mmc/p/h2wevp7f and on the investor relations section of the VivoPower website at www.vivopower.com.

A replay of the webcast will also be available two hours after the conclusion of the call and can be accessed from the links noted above for a period of one year.

About VivoPower

VivoPower is an international solar and critical power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 9, 2019	VivoPower International PLC

/s/ Art Russell
Art Russell Interim Chief Executive Officer